Exhibit 99.1

Powerin g Profitable Growt h i n a Transforming Industry Magn a Investo r E ven t | Apri l 13 , 2021

2

3

4

Start - up culture for 60+ years 5

1957 - 2020 SALES GROWTH 2019 $40B S A LES F A C I L I T I ES 196 0 197 0 198 0 199 0 200 0 201 0 2020 PEAK SALES EMPLOYEES CAGR 1960’s $4M 1970’s $108M 38% 1980’s $1B 28% 130 17k 1990’s $9B 22% 174 59k 2000’s $26B 6% 241 84k Hydroformed Frames Complet e I nteriors Complete Vehicles 1960’s 1970’s 1980’s 1990’s 2000’s 2010’s Sun Visor Bracket Smal l Stampings Founder, Frank Stronach Entere d Plast i cs Single Belt Pulley Leadersh i p Integrated Child Safety Seats First RIM Fascias Clas s A Stampings History rich in innovation and key investments Electric V e h i c l e De v elopment Expansion in Asia Vision Systems Innovation 2010’s $41B 9% 348 174k MAX4 L4 Autonomous Vehicle Transmissions Plast i c Liftgates 6

5 Y ea r Return o f Capital $7.6B T ea m Members 158K 5 Y ear Investment i n Business $12.5B Numbe r o f Countries 27 Facilities World’s 34 2 Third Larges t Supplier Customers 50+ 5 Y ea r TS R (NYSE) 100% Sales* $40B 5 Y ea r A verage W eighte d GoM 6% * 2021 Sales Outlook $40.0 B – $41.6B 7

Innovatio n and Start - u p Mindset Manufacturing Expertise Disciplined Profitable Growth Ou r People an d Culture Decentralized Structure 8

Secular Trends Driving Change 9

Th e Powe r o f M agna 10 Dee p produc t expertise Complet e vehicl e engineering an d manufacturing Integrate d system s level analysi s an d approach

Des i g n Re qui re ments Desig n Objectives Optimize d Products F la t Underbody Seat with Optimized Height eDrive Styling Packaging Functionality Manufacturability Affordability System s Approach Uniqu e Stylin g an d Packaging 11

Des i g n Re qui re ments Desig n Objectives Optimize d Products eDrive Light w ei g ht Products Software an d Controls Activ e Aero Efficiency Safety Dynamics Drivability Affordability System s Approach Best - in - Class Driving Range 12

Systems Approach
Optimizing Vision and Response

MAGNA

Design Requirements

Design Objectives

- Safety
- Convenience
- Efficiency
- Dynamics
- Affordability



Far Field & Near Field
3D Surround View
Driver & Occupant Monitoring
Autonomous Valet
Highway Pilot
Advanced Trailering

Optimized Products



Front Advanced Cameras
Digital Imaging Radar
Domain Controllers and Software
Single and Multi-Camera
Long Range LiDAR
Ultrasonic Sensors
Advanced Lighting
Integrated Cameras

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Interior Sy s tems and Seating Body Stru c ture ECUs/DCUs Transmission Engine Sy s tems Exhaust Regulation Co m p one n ts Driving Systems (incl. chassis) Bod y Exterior (incl . Lighting and Mirrors) Complete Vehicle Engineering and Manu fa c t uri n g Thermal M an agement Sens o rs (ADAS) El ec t r oni cs – Other Po w e rtr a in - Agnostic ICE, 48 V H y brid Large Share of Components in Vehicles are Powertrain - Agnostic April 13, 2021 14

EV, HV Hybrid
Power Electronics – EV, HV Hybrid
E-Drivetrain
Battery Pack
Powertrain-Agnostic
Interior Systems and Seating
Body Structure
Sensors (ADAS)
ECUs/DCUs
Body Exterior (incl. Lighting and Mirrors)
Driving Systems (incl. chassis)
Electronics – Other
Thermal Management
Complete Vehicle Engineering and Manufacturing

The Majority of Components in an Electric Vehicle Remain, Independent of the Powertrain

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Included in Magna’s portfolio EV Interior Sy s tems and Seating Body Stru c ture ECUs/DCUs Transmission Driving Systems (incl. chassis) Bod y Exterior (incl . Lighting and Mirrors) Sens o rs (ADAS) Power Electronics – EV, HV Hybrid Complete Vehicle Engineering and Manu fa c t uri n g Battery Pack E - Drivetrain Po w e rtr a in - Agnostic ICE Engine Sy s tems Exhaust Regulation Co m p one n ts Thermal M an agement El ec t r oni cs – Other Magna’s Portfolio is Future - Ready as the Transition to EVs Takes Place 16

Opportunitie s Ahea d with Go - Forwar d Strategy 17

Ke y Strategi c Drivers 2. Drive operational excellence 1. Accelerate deploymen t of capita l towards high - growth areas 3. Unloc k new busines s models an d markets 18

Accelerat e Deployment o f Capita l T owards High - Growt h Areas 19

Magna Sales over time Impact of Megatrends Toda y Future Positive Impact Aligned Negative Impact • Lighting • Activ e Aerodynamics • Body & Chassis • Dual Clutch Transmissions • Mirrors • Mechatronics • Seating • eDrives • Battery Enclosures • ADAS • Contract Vehicle Manufacturing • New Business Models • M anua l T ransmissions • 4WD/AWD • Fue l T anks Our Strategy is to Drive Growth in Positively Impacted Areas 20

Focus of this section
EV
Powertrain-Agnostic
ICE
Power Electronics – EV , HV Hybrid
E-Drivetrain
Battery Pack
Interior Systems and Seating
Body Structure
Sensors (ADAS)
ECUs/DCUs
Body Exterior (incl. Lighting and Mirrors)
Driving Systems (incl. Chassis)
Electronics – Other
Thermal Management
Transmission
Engine Systems
Exhaust Regulation Components
Complete Vehicle Engineering and Manufacturing

Electrification

Supporting our customers in achieving a zero-emissions future

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Powertrain Portfolio
Building Block Approach

MAGNA

MODULAR & SCALABLE
BUILDING BLOCKS

MODULAR & SCALABLE
PRODUCTS



Gearsets & Differentials
Synchro
Shifting Systems
Housings & Coverings
Clutches & Decoupling
Parklock
Oil
Hydraulics
Control HW & Actuations
Traction E-Motor
Inverter
SW & Control Algorithms
Manual / Dual Clutch Transmission
Mid+ Power eDrive
eBeam
Low Power eDrive
4WD / AWD
Mid Power Dedicated Hybrid Drive
Low Power Dedicated Hybrid Drive
Hybrid Dual-Clutch Transmission

Electrification Enablers

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LG and Magna e-Powertrain JV

- E-motor and inverter building blocks strengthen position in eDrive systems through vertical integration
- Allows us to participate in the growing addressable market for e-powertrain components



Gearsets & Differentials
Synchro
Shifting Systems
Housings & Coverings
Clutches & Decoupling
Parklock
Oil
Hydraulics
Control HW & Actuations
Traction E-Motor
Inverter
SW & Control Algorithms
Traction E-Motor
Inverter

MAGNA

LG

Increasing Opportunities for Growth in Electrified Powertrains

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Ready for an Electrified Future

- > $2 billion in managed sales* expected by 2023
- We believe we can be > $4 billion in managed sales* by 2027
- Strong competitive position regardless of take-rates

Key Growth Contributors

- eDrive program launches in China in HASCO-Magna Joint Venture
- High-volume 48V hybrid DCT programs
- New business in primary and secondary eDrives
- Expect >50% sales CAGR over the next few years in LG Joint Venture

*Managed sales = consolidated sales + sales at 100% for unconsolidated entities.

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ICE EV Dual Clutch/ Manual Transmission Primary eDrive T ake rate (%) 40% 100% +150% Higher addressable market Increase d vehicle content A verag e CPV ($US) $9 0 0 $1,100 +2 2 % T ake rate (%) 4WD/AWD 20% Secondary eDrive 20% A verag e CPV ($US) Increase d vehicle content $4 0 0 $950 +138% Higher Content Opportunity and Addressable Market for Magna as EV Transition Unfolds 25

EtelligentEco
Connected PHEV system

- Up to 38% emission reduction
- Unique cloud connectivity feature
- Smart cruise control and eco routing
- Class-leading performance in all-electric driving

New Benchmark for Efficient Plug-in-Hybrid Technology

EtelligentReach
Battery-electric drive system

- 30% range extension
- Combination of Next-Gen eDrive, software and controls
- Improvement in efficiency and driving dynamics
- First awarded business

BEV Drive System for Best-in-Class Range and Dynamics

EtelligentForce
EV solution for pick-up trucks

- Drop-in replacement retains pick-up truck capability
- Leverage existing assembly processes and installed capital
- First significant change to solid beam rear axle in more than 100 years

Electrifying Trucks without Compromising Utility

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MAGNA

Focus of this section



EV
Power Electronics – EV, HV Hybrid
E-Drivetrain
Battery Pack
Powertrain-Agnostic
Interior Systems and Seating
Body Structure
Sensors (ADAS)
ECUs/DCUs
Body Exterior (incl. Lighting and Mirrors)
Driving Systems (incl. Chassis)
Electronics – Other
Thermal Management
Complete Vehicle Engineering and Manufacturing
ICE
Transmission
Engine Systems
Exhaust Regulation Components

Autonomy/ADAS

Supporting customers to reach a zero-accident future

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Full ADAS Systems

Building Block Approach

MAGNA



MODULAR & SCALABLE
BUILDING BLOCKS
Far Field Cameras
Near Field Surround View Cameras
Digital Imaging RADAR
Domain Controllers
Solid State LiDAR
Ultrasonic Sensors
Software & Algorithms
Perception | Fusion | Planning | Control
SAFETY FEATURES
(NCAP 5-STAR)
Lane Departure Warning
Automatic Emergency Braking
Lane Keep Assist
Lane Centering Control
Surround View
Adaptive Cruise Control
Rear Automatic Emergency Braking
CROSS - SYSTEM FEATURES
Connected Powertrain
Driver & Occupant Monitoring
Intelligent Lighting
Advanced Mirror Systems
PREMIUM FEATURES
Traffic Jam Assist
Advanced Trailering
Autonomous Emergency Steering
Autonomous Valet Park
Highway Pilot

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Driver Monitoring System

- Detection of distracted driver behavior, drowsiness and fatigue
- Customizable audible, visual and haptic alert notifications
- Program launch in 2022

Increasing In-Cabin Safety with Monitoring



Autonomous Valet Park

- Level 4 Autonomous Valet for indoor parking
- No requirement for GPS, LiDAR, or any infrastructure changes
- Demonstration of full ADAS system capabilities

Delivering Level 4 Premium Features

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Expect ADAS Sales to Grow Above Market

- Anticipate 19-23% CAGR 2020 to 2023
- We believe we can grow at 15-20% CAGR from 2023 to 2027

Key ADAS Growth Contributors

- Ongoing investments
- Expanding software engineering team
- Strategic partnerships

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Innovation Across the Vehicle

MAGNA

Rethinking the possibilities using our core strengths and systems know-how



Battery Enclosures
Structural opportunities expand with electrification



Magna MezzoPanel™
Integrated ADAS and lighting functions



SmartAccess™
Bridging mechatronics and electronics to deliver functionality



Adaptive Beam Lighting
Increased safety and function by integrating electronics

INNOVIZ, blaize, akasha, rohinni, WAYMO, UHNDER, TRUCKS, SCALEUP, vertex, REE

Technology ecosystem
outside the Company

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MAGNA





Battery Enclosures

- Contributes to vehicle structure and safety
- Steel, aluminum, and multi-material, including composites
- Business awards for GM Hummer EV and Ford F-150 EV

Structural Opportunities Expand with Electrification

Magna MezzoPanel™

- Front fascia with integrated ADAS sensors and lighting
- Large-format lens and in-mold film

Integrated ADAS and Lighting Functions

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MAGNA



SmartAccess™

- Enables unique access experiences
- Easily operated through multiple human-machine interface solutions
- Enhanced safety through non-contact obstacle detection
- Fully customizable

Bridging Mechatronics and Electronics to Deliver New Functionality



Adaptive Beam Lighting

- Glare-free high beam
- Virtual dynamic bending
- Speed-dependent lighting
- Pedestrian detection

Increased Safety and Function by Integrating Electronics

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Innovation Ecosystem

MAGNA

Tapping Into Great Thinking **Outside the Company**

Open for Business Mindset

Auto-Qualified Results

Access to New **Creative Approaches**

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Driv e Operational Excellence 35

Committed to Manufacturing Excellence WCM LEADERSHIP QU AL I TY CAPITAL INFORMATION TECHNOLOGY MAFACT PRODUCT DEVEL O PMENT PROCESS PURCHASING INNOVATION 1 2 3 4 5 6 7 8 9 MATERIAL MANAGEMENT/ LOGISTICS 36 W orl d Clas s Manufacturing

Next - Ge n W orl d Clas s Manufacturing • B i g dat a an d analytics • A utonomou s robots • Simulation • Horizon t a l an d v er t ica l syste m integra ti on • I ndustria l i nterne t o f things • Cybersecurity • Th e cloud • A dditiv e manufacturing • A ugmente d reality 37 Increased Focus on Smart Factory Enablers

Smar t Dies • 5 - 10 % uptim e improvement • U p t o 30 % reductio n i n scrap • 30 - 50 % les s hour s i n inspection Real - T im e Analytics fo r Bette r Decisions 38

MAGNA

Advanced Robotics

- High volume production
- 2D/3D vision systems and trajectory planning with AI
- 50% reduction in floor space
- 10-20% higher operating efficiency



Automation-Enabled Efficiency

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MAGNA



Fenceless Robotics

- Operator and robot freely and safely collaborate
- Doubles payload at 10 times the speed
- Reduced floor space
- Improved operator ergonomics

Human and Robotic Collaboration

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Dat a Analytics Usin g Dat a t o Minimize W ast e an d Reduc e Costs • P ain t c olo r c hang e process optimization • Implemente d i n 2 0 Exteriors manufacturin g facilities • S ignifican t c os t savings 41

Sustainability

MAGNA

Focused on Energy Optimization and Renewable Energy

- Goals for carbon-neutrality
  - In Europe by 2025
  - Globally by 2030
- Will be an industry leader in North America, and aligned with industry leaders in Europe

Broad Sustainability Strategy

- Product quality
- Health and safety culture
- Diversity and inclusion
- Employee development and training



Science-Based Approach
Aligned with Objectives of
Paris Climate Agreement

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Unloc k Ne w Business Model s an d Markets 43

Broa d Range o f Mobility Ecosystem Opportunities 44

V olum e Extension • Expansion planning in advance • Volume expansion in phases • Flexible supply management approach First - Generatio n Plant Ability to replicate plants to satisfy long - term demand growth Can Scale to Meet Volume Requirements and Optimize Future Expansion Flexibl e Productio n Concept 45

Global Production Network

MAGNA

Well-Established — 2019 — 2020 — Future

Central Europe	Eastern Europe	Asia	North America
 Graz, Austria	 Hoče, Slovenia	 Zhenjiang, China	Potential to establish a scalable footprint Can leverage our best people using Magna's North American footprint jointly with experts from Graz
• Six SOPs delivered in 24 months • Battery electric, hybrid and ICE vehicles produced in the same facility and on same production lines	• State-of-the-art paint shop with 100k capacity • Potential to expand to over 200k complete vehicles	• Contract manufacturing joint-venture with BJEV launched in 2020 • Battery electric vehicle production	

Ability to Scale and Localize in Key Markets

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Complete Vehicles
Building Block Approach


PRODUCT
PROCESS
COMPLETE VEHICLE
Vehicle Models
Vehicle Platform
Vehicle Architecture
E/E Architecture
Definition of Complete Vehicle Targets
Complete Vehicle Integration
Complete Vehicle Testing & Validation
Vehicle Production
Globally Proven Processes
Complete Vehicle Development
Manufacturing Engineering
MAJOR SYSTEMS / DOMAINS
Powertrain Chassis
ADAS
HMI & Infotainment
Body
System Specification
System Integration
System Testing & Validation
PRODUCT SYSTEMS
ADAS Sensors
Lighting
Seats
Exteriors
eDrives
Mechatronics
Mirrors
Body & Chassis
Product Specification
Testing & Validation
Product Manufacturing
Manufacturing Engineering

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Complete Vehicle Complete Vehicle E V an d E/E Broad System Ful l ADA S System Engineering Manufacturing Architectures Portfolio and Software Platform Ful l V ehicl e an d Syste m Capabilities 48 Uniquely Positioned to be a Strategic Partner

O n th e Winning Sid e o f Change 49

1 Maintain Strong Balance Sheet 2 Invest for Growth • Organic and inorganic opportunities • Innovation 3 Return Capital to Shareholders • Continued dividend growth over time • Repurchase shares with excess liquidity Capita l Allocatio n Principles • Preserve liquidity and high investment grade credit ratings — Adj. debt / Adj. EBITDA ratio between 1.0 - 1.5x • Maintain flexibility to invest for growth 50

Financial Highlights – Past Three Years

- Average weighted sales growth over market[1] of 7%
- $5.8 billion in free cash flow[2] generation
- Invested $5.9 billion in our business
- Return of capital to shareholders of $4.7 billion

Total Shareholder Return of +36% versus -4% Peer Average[3]

[1] Weighted Growth Over Market compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production.
[2] Free Cash Flow is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investment in other assets.
[3] Peer Average for the three years includes Adient, American Axle, Aptiv, Autoliv, BorgWarner, Dana, Gentex, Lear, Linamar, Martinrea and Visteon.

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MAGNA

Financial Outlook – To 2023

- Continued weighted sales growth over market[1]
- Strong growth in unconsolidated sales
- Expanding Adjusted EBIT Margin[2] to 8%+
- Free cash flow[3] generation between $5.5 - $6.0 billion

Solid Outlook Supports Growth Investments and Return of Capital

[1] *Weighted Growth Over Market compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production.*
[2] *Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales; Adjusted EBIT excludes other expense (income), net.*
[3] *Free Cash Flow is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investment in other assets.*

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Summary 53

Our Strategy Our Future Sales ($B) 2020 2023 Future 43 . 0 – 45 . 5 32 . 6 Continued growt h over market Adjusted EBIT Margin 1 (%) 5.1 8. 1 – 8.6 Margin expans io n Adjusted ROIC 2 (%) Stron g return o n capital 7.9 Business Mix Impac t o f megatrends: Positiv e impact Aligned Negativ e impact Evolution o f portfol i o Disciplined Profitable Growth to Generate Sustainable Shareholder Value 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales; Adjusted EBIT excludes other expense (income), net. 2 Adjusted Return on Invested Capital (Adjusted ROIC) is calculated as Adjusted After - tax operating profits divided by Average Invested Capital for the period. See Magna’s 2020 Annual Report for detailed calculation. 54 3. Unloc k ne w business model s an d markets 2. Driv e operational excellence 1. Accelerat e deploymen t of capita l toward s high - growth areas

• Poised for market shifts • Supplier of choice for automakers and enabler for new entrants • Financial stability to fund the future Untapped Potential to Generate Profits and Grow Shareholder Value 55

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